SUBSCRIPTION AGREEMENT BETWEEN

Opportunistic Credit Interval Fund

AND THE PURCHASER

LETTER OF INVESTMENT INTENT

May 14, 2022

To the Board of Trustees of Opportunistic Credit Interval Fund (the “Fund”):

Effective as of the date first written above, the undersigned (the "Purchaser") subscribes to purchase a beneficial interest ("Interest") in the Fund in the amount of $100,000 for 10,000 Class I shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that each Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Purchaser:

Mount Logan Management LLC

By:	/s/ Edward J. Goldthorpe

Name: Edward J. Goldthorpe

Title: Executive Officer

Fund:

Opportunistic Credit Interval Fund

By:	/s/ Jason Roos

Name: Jason Roos

Title: Chief Financial Officer